Filed by Reliant Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Tennessee Community Bank Holdings, Inc.
(Commission File No. 001-37391)

     Announcement Day Talking Points for Community Bank & Trust Employees  Debbie:  I am proud and excited to announce that we have entered into a definitive merger agreement to combine our bank with Reliant Bank.Reliant Bancorp, Inc. is a Brentwood-based bank holding company that owns Reliant Bank.Through its wholly-owned subsidiary Reliant Bank, they operate 17 banking centers in Davidson, Hickman, Maury, Robertson, Rutherford, Sumner and Williamson Counties in Middle Tennessee and Hamilton County in East Tennessee.Reliant Bank is a full-service commercial bank that offers a variety of deposit, lending and mortgage products and services to business and retail customers.[Break]As of June 30, 2019, Reliant Bank had $1.8 billion in total assets, $1.3 billion in loans and $1.6 billion in deposits.Our decision to merge is a strategic one with anticipated long-term benefits – for shareholders, customers, communities and employees.We share similar cultures with Reliant Bank, including a core commitment to customers and the communities we serve.Reliant currently ranks fourth in deposit market share in Robertson County. Their organization entered that market through a merger with Commerce Union Bank in 2015, and Reliant continues to strengthen their presence there.Our strong presence in Cheatham County fits nicely into the Reliant market footprint and will allow customers to transact business at more locations.There are advantages to scale. Our industry is evolving more rapidly than at any time in history. Regulatory reform, risk management considerations, disruptive technologies and demographic changes present challenges to our continued success as a stand-alone company. Larger-scale organizations have a competitive advantage.We share strong and diverse employee teams, and scale presents even more opportunities for growth and advancement.Most importantly, this merger helps ensure our community bank retains meaningful local ownership and remains committed to the future prosperity of its shareholders, customers and communities.[Break]

   We believe the competencies of Reliant Bank are an excellent fit for our customers, employees and shareholders.We plan to align our resources through this transaction and leverage our collective strength to further expand services and accessibility.With its stability, size and extensive branch network throughout Middle Tennessee, Reliant is a tremendous solution for our customers.And combining our two cultures – both steeped in a tradition of customer service excellence – is expected to create value, not just for shareholders, but for customers and employees alike.I am excited about our growth opportunities because I believe combining our bank with Reliant will enhance an already strong capital base, increase our lending capacity and extend our branch network.Just like us, Reliant believes that banking is a people business. Its success is founded on the principle of cultivating strong relationships within the communities it serves.Its mission is to inspire and empower employees, deliver exceptional customer experiences, and give back to its communities through involvement and outreach.And its brand promise is to grow a community of friends, one relationship at a time.Now it is my pleasure to introduce DeVan Ard, Jr., Chairman, President and CEO of Reliant Bank.  DeVan:  Thanks, Debbie. Good afternoon everyone.Like Debbie, I am very proud of today’s announcement and the tremendous opportunity we have to grow together.From the beginning, the vision for Reliant Bank was to create a locally owned and operated bank where service to customers and community came first.At Reliant, banking is a people business. That means our employees listen, get to know each customer, provide answers quickly and remain committed to our brand promise, which is to grow a community of friends – one relationship at a time.Our focus is to create and deliver incredible customer experiences. We realize this differentiates us and allows us to grow consistently.Our employees love what they do and consistently drive the bank’s success from 17 locations in Middle Tennessee and Chattanooga.Giving back to the community is an important aspect of our bank’s culture. Our goal is not only to be known for our dependable financial services, but also for our support and involvement in the communities we serve.[Break]Based on financial data as of June 30, 2019, our merger will create the third largest community bank by assets headquartered in the Nashville-Davidson-Murfreesboro-Franklin, Tennessee Metropolitan Statistical Area.    Announcement Day Talking Points for CB&T Employees Cont.  Page 2

   On a pro forma basis as of June 30, 2019, the combined company would have assets of $2 billion, deposits of$1.8 billion, and loans of $1.5 billion, and would operate 22 full-service branches and two mortgage services locations throughout Tennessee.When the merger is complete, the bank will operate as Reliant Bank under our holding company, Reliant Bancorp, Inc.We currently expect to complete the merger in the first quarter of 2020. This is subject to customary closing conditions, including regulatory approval and Tennessee Bank Holdings, Inc. shareholder approval.[Break]Today, I want to emphasize that each of us has an important role in the success of this merger.Throughout the process, we are committed to open and honest communication.Our ultimate goal is a seamless transition for you and the customers we serve.I look forward to the opportunity to work with each of you, and I extend a warm welcome from our Reliant team. We are thrilled with this opportunity and look forward to growing together.Now, I’ll turn this back over to Debbie.  Debbie:  Thank you, DeVan.You are exactly right. Every member of our combined teams plays an important role in the success of this merger.Customers will look to each of us as a guide throughout the process.I ask each of you to carefully review all the materials we provide so you are ready to confidently answer questions and convey the value of becoming a part of Reliant Bank.[Break]We believe the merger between Community Bank & Trust and Reliant Bank will allow both organizations to grow together and become an even better bank than either of us could be on our own.Again, we will be transparent as we navigate this process and intend to keep you informed of any changes in job positions or duties no later than October 11.We understand this can be an emotional process, and we are committed to making the very best decisions to grow and strengthen our team and our bank.[Break]In closing, it’s business as usual.    Announcement Day Talking Points for CB&T Employees Cont.  Page 3

 As we began this afternoon’s discussion, we issued a press release to publicly announce the definitive merger agreement with Reliant Bank.Questions from press or media outlets should be directed to me or Kim York, Reliant’s Chief Strategy Officer.Any shareholder questions related to exchange of stock certificates should be directed to Mike McKeown, Director of Finance and Chief Investment Officer for Reliant.Contact information for Kim and Mike, along with talking points of this afternoon’s conversation, are included in the folder of details from Reliant.We thank you for your support and look forward to the successful completion of our merger. Have a good evening.    Announcement Day Talking Points for CB&T Employees Cont.  Page 4  relationships and operating results (including without limitation difficulties in maintaining relationships with employees and customers), as well as on the market price of Reliant’s common stock, (4) the risk that the parties’ businesses and operations cannot be successfully integrated or that integration will be more costly or difficult than expected, (5) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement,(6) the amount of costs, fees, expenses, and charges related to the Transaction, including those arising as a result of unexpected factors or events, (7) the ability to obtain the shareholder and governmental approvals required for the Transaction, (8) reputational risk associated with and the reaction of the parties’ customers, suppliers, employees, or other business partners to the Transaction, (9) the failure of any of the conditions to the closing of the Transaction to be satisfied, or any unexpected delay in closing the Transaction, (10) the dilution caused by Reliant’s issuance of additional shares of its common stock in the Transaction, and (11) general competitive, economic, political, and market conditions. Additional factors which could affect the forward- looking statements can be found in Reliant’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the Securities and Exchange Commission (the “SEC”) and available on the SEC’s website at www.sec.gov. Reliant and TCB Holdings believe the forward-looking statements contained herein are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Reliant and TCB Holdings disclaim any obligation to update or revise any forward-looking statements, which speak only  as of the date hereof, whether as a result of new information, future events, or otherwise.Additional Information about the Transaction and Where to Find ItIn connection with the Transaction, Reliant intends to file a registration statement on Form S-4 with the SEC to register the shares of Reliant common stock that will be issued to TCB Holdings’ shareholders in connection with the Transaction. The registration statement will include a proxy statement of TCB Holdings and prospectus of Reliant and other relevant materials pertaining to the Transaction. The proxy statement/prospectus will be sent to TCB Holdings’ shareholders in connection with seeking the required shareholder approval(s) for the Transaction). INVESTORS AND SECURITY HOLDERS OF RELIANT AND TCB HOLDINGS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT MATERIALS THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION (AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS) CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RELIANT, TCB HOLDINGS, AND THE TRANSACTION.Investors and security holders may obtain free copies of the registration statement and related proxy statement/prospectus, when filed, as well as other documents filed by Reliant with the SEC, through the website maintained by the SEC at www.sec.gov. Free copies of the documents filed by Reliant with the SEC (including the registration statement and related proxy statement/ prospectus) also may be obtained by directing a request by mail or telephone to Reliant Bancorp,  Inc., 6100 Tower Circle, Suite 120, Franklin, Tennessee 37067, Attention: J. Daniel Dellinger, Chief Financial Officer, (615) 221-2020.This communication is for informational purposes only and shall not constitute a solicitation of any proxy, vote, or approval or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.Participants in the SolicitationReliant, TCB Holdings, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from TCB Holdings’ shareholders in connection with the Transaction. Certain information about the directors and executive officers of Reliant and TCB Holdings will be included in the proxy statement/prospectus included in the registration statement on Form S-4 to be filed by Reliant with the SEC. Information about the directors and executive officers of Reliant can also be found in Reliant’s definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 22, 2019, and other documents subsequently filed by Reliant with the SEC. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus pertaining to the Transaction if and when it becomes available. These documents can be obtained free of charge in the manner described above.  Forward-Looking StatementsThis document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “anticipate,” “expect,” “may,” “assume,” “should,”“predict,” “could,” “would,” “intend,” “targets,” “estimates,” “projects,” “plans,” and “potential,” and other similar words and expressions of similar meaning, and the negatives thereof, are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking, including statements about the expected timing and likelihood of completion of the proposed transaction (the “Transaction”), the benefits of the Transaction to Reliant Bancorp, Inc. (“Reliant”),Tennessee Community Bank Holdings, Inc. (“TCB Holdings”), and their respective shareholders, Reliant’s future financial and operating results (including the anticipated impact of the Transaction on Reliant’s earnings per share and tangible book value), and Reliant’s plans, objectives, and intentions.All forward-looking statements are subject to assumptions,risks,uncertainties,andotherfactors that may cause actual results, performance, or achievements to differ materially from any results, performance, or achievements expressed or implied by such forward-looking statements. Such assumptions, risks, uncertainties, and factors include, among others, (1) the risk that expected cost savings and revenue synergies from the Transaction may not be realized or take longer than anticipated to be realized, (2) the parties’ ability to meet expectations regarding the timing and completion and accounting and tax treatment of the Transaction, (3) the effect of the announcement and pendency of the Transaction on customer, supplier, or employee